Exhibit 99.1

United States Patent	6,562,037
Paton , et al.	May 13, 2003

Bonding of soft biological tissues by passing high frequency electric current there through

Abstract

A technique for bonding soft biological tissue having an incision therein with forceps adapted to grip a portion of the tissue on both sides of the incision. Electrodes are secured to the forceps for contacting the tissue portion. An electrical power source provides a high frequency electrical signal to the electrodes to be passed through the tissue portion. The electrical power source is controlled to provide the electrodes with one voltage signal during a first of two stages, and another voltage signal during a second of the two stages. During the first stage the voltage rises linearly. During the second stage, the voltage is stabilized and is modulated with a low frequency rectangular signal. A clamping means applies force with the forceps to compress the tissue at one level or at different levels during two time periods while the high frequency voltage is passed through the electrodes. The tissue impedance is measured as a function of time, with its minimal value being determined and stored. At an instant when the impedance reaches its minimal value, the linear rise of the high frequency voltage is stopped, and the voltage is stabilized at the attained level. After that the ratio of the tissue impedance to its minimal value is determined as a function of time. The passing of the high frequency voltage to the electrodes is stopped as soon as such ratio reaches a preset value, which is specific for each tissue being bonded. The material for making electrodes is selected so that the electrode may serve as an effective heat sink for conducting heat away from the tissue surface. The electrodes are dimensioned relative to the thickness of tissue in a compressed state.

Inventors:
Paton; Boris E. (41A, Chkalova Str., Apt. 26, Kiev, UA); Lebedev; Vladimir K. (7/10, Luteranskaya Str., Apt. 15, Kiev, UA); Vorona; David S. (81, Vernadskogo Ave., Apt. 139, Kiev, UA); Karchemsky; Volodimir I. (11/39 Gogolevskaya Str., Apt.17, Kiev, UA); Furmanov; Yuri A. (42/1, Build 12, Prospect Nauki, Apt. 4, Kiev, UA); Lebedev; Alexsey V. (7/10, Luteranskaye Str., Apt. 15, Kiev, UA); Vasilchenko; Valery A. (3, Malishko Str., Apt. 408, Kiev, UA); Sidorenko; Dmitry F. (15A, Koltsova Str., Apt. 77, Kiev, UA); Iemchenko-Ribko; Vitaly P. (3, Tulchinskaya Str., Apt. 32, Kiev, UA); Ivanova; Olga N. (25, Shchorsa Str., Apt. 6, Kiev, UA); Furmanov; Alexandr Y. (42/1, Build 14, Prospekt Nauki Apt. 6, Kiev, UA); Zhyvodernikov; Yevgen V. (27-B, Malinovsky Str., Apt. 138, Kiev, UA); Lyashenko; Andrei A. (20, Wolkov Str., Apt. 103, Kiev, UA); Savitskaya; Irina M. (24, Komarova Str., Apt. 9, Kiev, UA)

Appl. No.:	022869
Filed:	February 12, 1998
Current U.S. Class:	606/51; 606/52
Intern'l Class:	A61B 018/18
Field of Search:	606/32,33,34,35,41,42,45,46,50,51,52